UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

DRILLING TOOLS INTERNATIONAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

26205E 107

(CUSIP Number)

Thomas O. Hicks

2200 Ross Avenue, Suite 4600W

Dallas, Texas 75201

(214) 615-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 26205E 107	13D	Page 2 of 13 Pages

1.	Names of Reporting Persons: HHEP-Directional, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 15,928,111
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 15,928,111

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,928,111
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 53.5%
14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 26205E 107	13D	Page 3 of 13 Pages

1.	Names of Reporting Persons: HHEP-Directional GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 15,928,111[1]
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 15,928,111[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,928,111[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 53.5%
14.	Type of Reporting Person (See Instructions): PN

[1]

Includes 15,928,111 shares of Common Stock (as defined herein) held by HHEP-Directional, L.P. HHEP-Directional GP, L.P. is the general partner of HHEP-Directional, L.P. HHEP-Directional GP, L.P. disclaims any beneficial ownership of any shares of Common Stock held by HHEP-Directional, L.P., other than its pecuniary interest therein.

CUSIP No. 26205E 107	13D	Page 4 of 13 Pages

1.	Names of Reporting Persons: HH Directional LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Texas

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 15,928,111[2]
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 15,928,111[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,928,111[2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 53.5%
14.	Type of Reporting Person (See Instructions): OO

[2]

Includes 15,928,111 shares of Common Stock (as defined herein) held by HHEP-Directional, L.P. HH Directional LLC is the general partner of HHEP-Directional GP, L.P., which is the general partner of HHEP-Directional, L.P. HH Directional LLC disclaims any beneficial ownership of any shares of Common Stock held by HHEP-Directional, L.P., other than its pecuniary interest therein.

CUSIP No. 26205E 107	13D	Page 5 of 13 Pages

1.	Names of Reporting Persons: Hicks Holdings Operating LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Texas

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 262,429
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 262,429

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 262,429
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 0.9%
14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 26205E 107	13D	Page 6 of 13 Pages

1.	Names of Reporting Persons: Thomas O. Hicks
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power: 218,096
	8.	Shared Voting Power: 16,481,336[3]
	9.	Sole Dispositive Power: 218,096
	10.	Shared Dispositive Power: 16,481,336[3]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,481,336[3]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 55.4%
14.	Type of Reporting Person (See Instructions): IN

[3]

The amount reported includes 15,928,111 shares of Common Stock (as defined herein) held by HHEP-Directional, L.P. Mr. Hicks is the sole member of HH Directional LLC, which is the general partner of HHEP-Directional GP, L.P., which is in turn the general partner of HHEP-Directional, L.P. The amount reported also includes 262,429 shares of Common Stock held by Hicks Holdings Operating LLC. Mr. Hicks is sole owner of Hicks Holdings Operating LLC. The amount reported also includes 36,350 shares of Common Stock owned by each of WCH Ventures, Ltd. and CFH Ventures, Ltd. Mr. Hicks is the trustee of each of WCH Ventures, Ltd. and CFH Ventures, Ltd. Mr. Hicks disclaims any beneficial ownership of any shares of Common Stock held by HHEP-Directional, L.P. Hicks Holdings Operating LLC, WCH Ventures, Ltd. and CFH Ventures, Ltd., in each case, other than his pecuniary interest therein.

CUSIP No. 26205E 107	13D	Page 7 of 13 Pages

1.	Names of Reporting Persons: WCH Ventures, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Texas

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 36,350
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 36,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,350
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 0.1%
14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 26205E 107	13D	Page 8 of 13 Pages

1.	Names of Reporting Persons: CFH Ventures, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Texas

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 36,350
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 36,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,350
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 0.1%
14.	Type of Reporting Person (See Instructions): PN

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Drilling Tools International Corporation (the “Issuer”), a Delaware corporation. The address of the Issuer’s principal executive office is 3701 Briarpark Drive, Suite 150, Houston, Texas 77042.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by HHEP-Directional, L.P. (“HHEP LP”), HHEP-Directional GP, L.P. (“HHEP GP”), HH Directional LLC (“HH LLC”), Hicks Holdings Operating LLC (“HHO LLC”), WCH Ventures, Ltd. (“WCH”), CFH Ventures, Ltd. (“CFH”) and Thomas O. Hicks (together, with HHEP LP, HHEP GP, HH LLC, HHO LLC, WCH and CFH the “Reporting Persons”). HHEP GP is the general partner of HHEP LP. HH LLC is the general partner of HHEP GP. Mr. Hicks is the sole member of HH LLC, the sole owner of HHO LLC and the trustee of each of WCH and CFH.

(b) The business address of the Reporting Persons is 2200 Ross Avenue, Suite 4600W, Dallas, Texas 75201.

(c) The principal business of HHEP LP is holding securities of the Issuer. The principal business of HHEP GP is to act as general partner of HHEP LP. The principal business of HH LLC is to act as general partner of HHEP GP. The principal business of HHO LLC is to render transaction, financing advisory and other similar services to the Issuer and other investment vehicles. The principal business of Mr. Hicks is a private equity investor. The principal business of each of WCH and CFH is to hold investments for the benefit of certain of Mr. Hicks’ family members.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) HHEP LP is a Delaware limited partnership. HHEP GP is a Delaware limited partnership. HH LLC is a Texas limited liability company. HHO LLC is a Texas limited liability company. Mr. Hicks is a citizen of the United States of America. Each of WCH and CFH is a Texas limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 20, 2023 (the “Closing Date”), Drilling Tools International Holdings, Inc., a Delaware corporation (“DTIH”), ROC Energy Acquisition Corp., a Delaware corporation (“ROC”), and ROC Merger Sub, Inc., a Delaware corporation and a directly, wholly owned subsidiary of ROC (“Merger Sub”), consummated a business combination pursuant to an agreement and plan of merger, dated February 13, 2023 (the “Initial Merger Agreement”), by and among DTIH, ROC and Merger Sub, as amended by the First Amendment to the Agreement and Plan of Merger, dated June 5, 2023 (the “Merger Agreement Amendment,” and, the Initial Merger Agreement as amended thereby, the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into DTIH, with DTIH surviving the merger as a wholly owned subsidiary of ROC (the “Merger,” and together with the other transactions contemplated by the Merger Agreement and the other agreements contemplated thereby, the “Business Combination”). In connection with the consummation of the Business Combination (the “Closing”), ROC changed its name to “Drilling Tools International Corporation”.

In connection with the Closing, and pursuant to the terms of the Merger Agreement, among other things, each share of (i) common stock of DTIH (“DTIH Common Stock”) issued and outstanding immediately prior to the Closing was converted into the right to receive 0.2282 shares of Common Stock and (ii) each share of preferred stock of DTIH (“DTIH Preferred Stock”) issued and outstanding immediately prior to the Closing was converted into the right to receive (a) $0.54 in cash per share of DTIH Preferred Stock (the “Preferred Cash Consideration”) and (b) 0.3299 shares of Common Stock. Pursuant to the terms of an Exchange Agreement by and between the applicable Reporting Person, ROC Energy Holdings, LLC, a Delaware limited liability company (“ROC Holdings”), Merger Sub and DTIH, dated as of the Closing Date (each, an “Exchange Agreement”), each of HHEP, Mr. Hicks, WCH and CFH elected to exchange the Preferred Cash Consideration it was entitled to receive pursuant to the Merger Agreement into 1,801,178; 20,663; 3,444 and 3,444 shares of Common Stock, respectively, which are included in the reported amount.

In connection with the Closing, HHEP LP, HHO LLC, Mr. Hicks, WCH and CFH received 15,928,111; 262,429; 218,096; 36,350 and 36,350 shares of Common Stock, respectively, in exchange for its shares of DTIH Common Stock and DTIH Preferred Stock, which includes any shares of Common Stock received under an Exchange Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Initial Merger Agreement, which is attached hereto as Exhibit 2 and is incorporated herein by reference, and the full text of the Merger Agreement Amendment, which is attached hereto as Exhibit 3 and is incorporated herein by reference.

The foregoing description of the Exchange Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Exchange Agreement, which is attached hereto as Exhibit 4 and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons may, directly or through one or more affiliates, from time to time or at any time, acquire or seek to acquire additional Common Stock either in the open market or in private transactions, or dispose of or seek to dispose of all or a portion of such Common Stock now owned or hereafter acquired. HHEP LP may, from time to time or at any time, distribute Common Stock to its partners. In addition, the Reporting Persons may, directly or through one or more affiliates, from time to time or at any time, (i) engage in discussions with or make proposals to the Board of Directors (the “Board”) of the Issuer, other stockholders of the Issuer, and/or other third parties, or (ii) encourage, cause or seek to cause the Issuer or any of such persons: to consider or explore extraordinary corporate transactions involving the Issuer, including, among other things, a merger, reorganization, consolidation or other take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; joint ventures; changes to the Issuer’s capitalization or dividend policy; or other material changes to the Issuer’s business or capital or governance structure. Any action or actions the Reporting Persons may undertake with respect to their investment in the Issuer will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the Issuer’s business, prospects, and/or financial condition, the market for the Common Stock, general economic conditions, regulatory matters, tax considerations, debt and/or stock market conditions, other opportunities available to the Reporting Persons, and other factors and future developments.

Mr. Hicks and an employee of an affiliate of the Reporting Persons are members of the Board. In addition, Mr. Hicks, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s 2023 Omnibus Incentive Plan (the “2023 Omnibus Incentive Plan”), filed as Exhibit 5 to this Schedule 13D and incorporated herein by reference.

Item 5.                Interest in Securities of the Issuer.

(a) See Rows (11) and (13) of the cover pages to this Schedule 13D. The percentages used in this Schedule 13D are calculated based upon 29,768,568 shares of Common Stock outstanding after the Business Combination as of June 28, 2023.

(b) See Rows (7) through (10) of the cover pages to this Schedule 13D.

(c) Other than as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 13, 2023, ROC, HHEP LP and other parties entered into the Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”), which is attached hereto as Exhibit 6 and is incorporated herein by reference. Pursuant to the Amended and Restated Registration Rights Agreement, ROC agreed to use commercially reasonable efforts to file a registration statement under the Securities Act of 1933, as amended, to permit the resale of certain shares of Common Stock within 30 days of the Closing Date.

On February 13, 2023, ROC, DTIH and HHEP LP entered into the Company Stockholder Support Agreement (the “Company Stockholder Support Agreement”), which is attached hereto as Exhibit 7 and is incorporated herein by reference, whereby, among other things, HHEP LP agreed to vote its shares of DTIH Common Stock in favor of the Business Combination.

On the Closing Date, in connection with the Closing, the Issuer and HHEP LP entered into a Company Stockholder Lock-up Agreement (the “Lock-up Agreement”), a form of which is attached hereto as Exhibit 8 and is incorporated herein by reference. Pursuant to the Lock-up Agreement, HHEP LP agreed, subject to certain customary exceptions, that during the period that is the earlier of (i) the date that is 180 days following the Closing Date and (ii) the date specified in a written waiver of the provisions of the Lock-up Agreement duly executed by ROC Holdings and the Issuer, not to dispose of, directly or indirectly, any shares of Common Stock subject to the Lock-up Agreement, or take other related actions with respect to such shares. The shares of Common Stock subject to the Lock-up Agreement include all such shares held by HHEP LP, except for shares of Common Stock issued pursuant to its Exchange Agreement.

On the Closing Date, in connection with the Closing, the Issuer entered into an Indemnification Agreement with each member of the Board (collectively, the “Indemnification Agreements”), including Mr. Hicks, a form of which is attached hereto as Exhibit 9 and is incorporated herein by reference. The Indemnification Agreements require the Issuer to indemnify the members of the Board for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director in any action or proceeding arising out of their services to the Issuer or any other company or enterprise to which the person provides services at the Issuer’s request.

HHO LLC is party to that certain Monitoring and Oversight Agreement with DTIH, dated January 27, 2012 (the “Initial Monitoring Agreement”), as amended by the first amendment thereto dated February 13, 2023 (the “Amendment to the Monitoring Agreement” and, the Initial Monitoring Agreement as amended thereby, the “Monitoring Agreement”), each of which is attached hereto as Exhibit 10 and Exhibit 11. Pursuant to the Monitoring Agreement, HHO LLC provides financing and oversight monitoring services to DTIH as requested. As compensation for HHO LLC’s services under the Monitoring and Oversight Agreement, HHO LLC receives a quarterly fee equal to the greater of (i) $62,500 and (ii) 0.625% of the Company’s earnings before interest, taxes, depreciation and amortization for the last 12 months (subject to a one quarter lag), as calculated pursuant to the Monitoring Agreement, subject to a cap of $187,500 per quarter. On the Closing Date, DTIH and DTIC entered into an Assignment and Assumption Agreement with respect to the Monitoring Agreement (the “Assignment and Assumption Agreement”), which is attached hereto as Exhibit 12. Pursuant to the Assignment and Assumption Agreement, DTIH assigned to the Issuer all of its rights and obligations under the Monitoring Agreement.

The foregoing descriptions of the Amended and Restated Registration Rights Agreement, the Company Stockholder Support Agreement, the Lock-up Agreement, the Indemnification Agreements, the Monitoring Agreement and the Assignment and Assumption Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as Exhibit 6, Exhibit 7, Exhibit 8, Exhibit 9, Exhibit 10, Exhibit 11 and Exhibit 12, respectively.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any Reporting Persons and any other person or entity.

The information set forth in Item 3 with respect to the Merger Agreement and the Exchange Agreements, and Item 4 with respect to the 2023 Omnibus Incentive Plan, is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated June 30, 2023, by and among the Reporting Persons (filed herewith).

Exhibit 2	Agreement and Plan of Merger, dated as of February 13, 2023, by and among ROC Energy Acquisition Corp., ROC Merger Sub, Inc. and Drilling Tools International Holdings, Inc. (incorporated by reference to Exhibit 2.1 to ROC Energy Acquisition Corp.’s Current Report on Form 8-K (File No. 001-41103), filed with the Securities and Exchange Commission on February 13, 2023).

Exhibit 3	First Amendment to the Agreement and Plan of Merger, by and among ROC Energy Acquisition Corp., ROC Merger Sub, Inc. and Drilling Tools International Holdings, Inc. (incorporated by reference to Exhibit 2.1 to ROC Energy Acquisition Corp.’s Current Report on Form 8-K (File No. 001-41103), filed with the Securities and Exchange Commission on June 9, 2023).

Exhibit 4	Form of Exchange Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-41103), filed with the Securities and Exchange Commission on June 26, 2023).

Exhibit 5	Form of 2023 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to ROC Energy Acquisition Corp.’s Registration Statement on Form S-4 (File No. 333-269763), filed with the Securities and Exchange Commission on February 14, 2023).

Exhibit 6	Amended and Restated Registration Rights Agreement, dated as of February 13, 2023, between ROC Energy Acquisition Corp., HHEP-Directional, L.P. and the other parties thereto (incorporated by reference to Exhibit 10.18 to ROC Energy Acquisition Corp.’s Registration Statement on Form S-4 (File No. 333-269763), filed with the Securities and Exchange Commission on February 14, 2023).

Exhibit 7	Company Stockholder Support Agreement, dated as of February 13, 2023, between ROC Energy Acquisition Corp., Drilling Tools International Holdings, Inc. and HHEP-Directional, L.P. (incorporated by reference to Exhibit 10.17 to ROC Energy Acquisition Corp.’s Registration Statement on Form S-4 (File No. 333-269763), filed with the Securities and Exchange Commission on February 14, 2023).

Exhibit 8	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.12 to ROC Energy Acquisition Corp.’s Registration Statement on Form S-4 (File No. 333-269763), filed with the Securities and Exchange Commission on February 14, 2023).

Exhibit 9	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K (File No. 001-41103), filed with the Securities and Exchange Commission on June 26, 2023).

Exhibit 10	Monitoring and Oversight Agreement, dated as of January 27, 2012, between Directional Rentals Holdings, Inc. and Hicks Holdings Operating LLC.

Exhibit 11	First Amendment to Monitoring and Oversight Agreement, dated as of February 13, 2023, between Hicks Holdings Operating LLC and Drilling Tools International Holdings, Inc.

Exhibit 12	Assignment and Assumption Agreement, dated as of June 20, 2023, between Drilling Tools International Holdings, Inc. and Drilling Tools International Corporation.

[The signature page follows.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2023

HHEP-Directional, L.P.

By: HHEP-Directional GP, L.P., its general partner
By: HH Directional LLC, its sole member

By:	/s/ Thomas O. Hicks
Name:	Thomas O. Hicks
Title:	Authorized Signatory

HHEP-Directional GP, L.P.
By: HH Directional LLC, its sole member

By:	/s/ Thomas O. Hicks
Name:	Thomas O. Hicks
Title:	Authorized Signatory

HH Directional LLC

By:	/s/ Thomas O. Hicks
Name:	Thomas O. Hicks
Title:	Authorized Signatory

Hicks Holdings Operating LLC

By:	/s/ Thomas O. Hicks
Name:	Thomas O. Hicks
Title:	Authorized Signatory

/s/ Thomas O. Hicks
Thomas O. Hicks

WCH Ventures, Ltd.

By:	/s/ Thomas O. Hicks
Name:	Thomas O. Hicks
Title:	Authorized Signatory

CFH Ventures, Ltd.

By:	/s/ Thomas O. Hicks
Name:	Thomas O. Hicks
Title:	Authorized Signatory